

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 17, 2015

<u>Via E-mail</u>
R.H. Wirahadiraksa
Executive Vice President and Chief Financial Officer
Koninklijke Philips N.V.
Breitner Center
Amstelplein 2
1096 BC Amsterdam
The Netherlands

> **Re: Koninklijke Philips N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 1-05146-01**

Dear Mr. Wirahadiraksa:

    We refer you to our comment letters dated December 15, 2014 and February 11, 2015 regarding business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                             /s/ Cecilia Blye

                                             Cecilia Blye, Chief
                                             Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance